FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding the connected transaction of capital increase in  Shidaowan Nuclear of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on June 22, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

CONNECTED TRANSACTION
CAPITAL INCREASE IN SHIDAOWAN NUCLEAR

On 21 June 2016, the Company entered into the Capital Increase Agreement with the other existing shareholders of Shidaowan Nuclear (including Huaneng Group and HIPDC), pursuant to which the existing shareholders of Shidaowan Nuclear agreed to subscribe by way of cash for the new registered capital of Shidaowan Nuclear in accordance with their respective proportion of shareholding in Shidaowan Nuclear. The Company shall pay to Shidaowan Nuclear an amount of not more than RMB135,000,000 as the consideration of the Capital Increase, which sum will be funded by the Company’s internal cash surplus. Following completion of the Capital Increase, the Company’s proportion of shareholding of 22.5% in Shidaowan Nuclear shall remain unchanged.

Huaneng Group holds a 75% direct equity interests and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% of the equity interest in the Company. Huaneng Group holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK, and a 0.49% indirect equity interest in the Company through China Huaneng Finance Corporation Limited. Shidaowan Nuclear is an associate of Huaneng Group. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

With respect to the Capital Increase and given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, in relation to the Capital Increase, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, HIPDC AND SHIDAOWAN NUCLEAR

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power suppliers in China. As at the date of publication of this announcement, the Company’s controlled generation capacity is 82,381 MW and the equity based generation capacity is 74,826 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interests and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% of the equity interest in the Company. Huaneng Group holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.49% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlled subsidiary of Huaneng Group). Shidaowan Nuclear is an associate of Huaneng Group. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

HIPDC is a sino-foreign joint venture whose incorporation was approved by the State Council, and its principal business is development, construction and operation of power plants in China nationwide.

Shidaowan Nuclear is principally engaged in planning and construction of pressurised water reactor power plant projects (Projects subject to approval in accordance with laws must be approved by relevant departments before they commence operation activities).

The relationship among the Company, Huaneng Group, HIPDC and Shidaowan Nuclear are as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group indirectly holds a 25% interest in HIPDC.

**
Huaneng Group holds a 10.23% direct interest in the Company. It also holds 3.11% and 0.49% interest in the Company through Hua Neng HK (its wholly owned subsidiary) and China Huaneng Finance Corporation Limited (its controlled subsidiary), respectively.

Therefore, under the Hong Kong Listing Rules, Huaneng Group and its associates (including Shidaowan Nuclear) are connected persons of the Company.

CAPITAL INCREASE AGREEMENT

The Capital Increase was approved at the meeting of the board of Directors of the Company held on 21 June 2016. Then the Company entered into the Capital Increase Agreement with the other existing shareholders of Shidaowan Nuclear.

Major terms of the Capital Increase Agreement are as follows:

1.	Date:	21 June 2016

2.	Parties:	(i)	Huaneng Group;

		(ii)	HIPDC;

		(iii)	the Company;

		(iv)	State Nuclear; and

		(v)	Shidaowan Nuclear.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, State Nuclear is an independent third party of the Company and its connected persons.

3.	Subscription of share capital:
According to the Capital Increase Agreement, each shareholder of Shidaowan Nuclear shall inject new capital by way of cash in accordance with its original proportion of shareholding, of which: Huaneng Group shall subscribe for RMB180,000,000, representing 30% of the newly increased capital; State Nuclear shall subscribe for RMB150,000,000, representing 25% of the newly increased capital; the Company shall subscribe for RMB135,000,000, representing 22.5% of the newly increased capital; and HIPDC shall subscribe for RMB135,000,000, representing 22.5% of the newly increased capital.

4.	Payment method:
According to the respective shareholding proportion, the shareholders shall pay the subscription amount in cash into the designated verification account by Shidaowan Nuclear within 15 working days from signing of the Capital Increase Agreement.

5.	Signing and effective time:	The Capital Increase Agreement became effective upon signing by Huaneng Group, State Nuclear, the Company and HIPDC and Shidaowan Nuclear on 21 June 2016.

The Company shall pay to Shidaowan Nuclear an amount of not more than RMB135,000,000 as the consideration of the Capital Increase, which sum will be funded by the Company’s internal cash surplus. Upon completion of the Capital Increase, the registered capital of Shidaowan Nuclear will be increased to RMB3,658 million. The Company’s shareholding in Shidaowan Nuclear remains unchanged, i.e. 22.5% equity interest in Shidaowan Nuclear.

INFORMATION REGARDING SHIDAOWAN NUCLEAR

In December 2009, Shidaowan Nuclear was jointly funded and established by Huaneng Group, the Company and HIPDC. It was incorporated in Shandong Province, with registered capital of RMB1 billion. Currently, the shareholding structure of Shidaowan Nuclear comprises of Huaneng Group, State Nuclear, HIPDC and the Company, holding 30%, 25%, 22.5% and 22.5% equity interests in Shidaowan Nuclear, respectively. Shidaowan Nuclear is located in Rongcheng City, Shandong Province. Currently, it has a registered capital of RMB3,058 million. It is responsible for the construction of three CAP 1000 PWR nuclear power units in Shandong Rongcheng Shidaowan nuclear base, and the construction, operation and management of the public utilities thereat.

Selected Financial Information of Shidaowan Nuclear

The following sets out certain financial information of Shidaowan Nuclear as at 31 December 2014, 31 December 2015 and 31 March 2016, prepared in accordance with the PRC Accounting Standards:

	As at 31 December 2014	As at 31 December 2015	Unit: RMB As at 31 March 2016
	(RMB’000) (audited)	(RMB’000) (audited)	(RMB’000) (unaudited)

Operating revenue	0	0	0
Profit before tax	0	0	0
Net profit	0	0	0
Net profit after deduction of extraordinary items	0	0	0
Total assets	4,669,423.6	5,912,428.6	6,029,818.2
Net assets	2,704,021.4	3,122,021.4	3,122,021.4

Reasons for the Capital Increase and the Impact on the Company

The Capital Increase is to satisfy the needs of funds for engineering construction of Shidaowan Nuclear. It will increase the aggregate capital of Shidaowan Nuclear, so as to satisfy the needs of funds for engineering construction for the year. Following completion of the Capital Increase, Shidaowan Nuclear will not be consolidated into the accounts of the Company. The transaction will not cause any material cause on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

IMPLICATION UNDER THE HONG KONG LISTING RULES

With respect to the Capital Increase and given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

The Board of Directors of the Company has approved the resolution regarding the Capital Increase. Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being Directors of the Company having connected relationship, abstained from voting on the board resolution relating to this transaction. The resolution was voted by Directors who are not connected to the transaction. The Directors (including independent non-executive Directors) are of the view that the Capital Increase was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Capital Increase”
the subscription in an amount of not more than RMB135,000,000 for part of the new registered capital of Shidaowan Nuclear by the Company pursuant to the terms and conditions of the Capital Increase Agreement;

“Capital Increase Agreement”	the capital increase agreement entered into by the Company with Huaneng Group, State Nuclear, HIPDC and Shidaowan Nuclear on 21 June 2016;

“Company”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“PRC”, “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“Shidaowan Nuclear”	Huaneng Shidaowan Nuclear Development Co., Ltd.;

“State Nuclear”	State Nuclear Power Technology Co., Ltd.; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
22 June 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     June 22, 2016